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                                                             Exhibit 99(a)(1)(I)



SHL TELEMEDICINE LTD. REPORTS STRONG GROWTH FOR 2001

TEL AVIV / ZURICH, MARCH 5, 2002 - SHL TELEMEDICINE LTD. (SWX NM: SHLTN) ANNOUNCES STRONG RESULTS FOR THE YEAR ENDED DECEMBER 31, 2001

SHL is pleased to announce the results for its 2001 financial year. The results reflect continued strong growth in revenues as well as in operating and net profit. Growth has been achieved in the local market and through development of its operations in the international markets.

For the year ended December 31, 2001 SHL revenues totaled USD 30.6 million, a 57% increase over the 2000 revenues of USD 19.5 million. Net profit for the year amounted to USD 12.1 million compared to USD 1.2 million for the year ended December 31, 2000 while EPS for the year totaled USD 1.13 compared to USD 0.18 for 2000.

CONTINUED IMPROVEMENT IN OPERATING INCOME AND MARGINS

These results were achieved primarily as a result of the substantial increase in sales of devices and services in Israel and abroad coupled with improved margins. Gross profit increased to USD 20.0 million with a gross margin of 65% which amounted to a 68% increase over 2000's gross profit of USD 11.9 million on a 61% gross margin.

As a result both EBITDA and EBIT were also significantly higher than in 2000. EBITDA for the year amounted to USD 10.8 million - some 35% of revenue - and EBIT totaled USD 9.0 million, 29% of revenue. The comparative figures for 2000 were USD 5.7 million and USD 4.4 million or 29% and 22% of revenue respectively.

INCREASE IN NET PROFIT, STRONG BALANCE SHEET

SHL's net pre tax profit of USD 17.3 million reflected the benefit of financial income of USD 8.4 million which resulted from the effects of the decline in the value of the shekel to the dollar and interest received on the Company's liquid resources. In 2000 SHL's pre tax profit of USD 2.2 million was derived after recording financial expenses of USD 2.2 million.

Net profit after tax of USD 12.1 million is presented net of the Company's USD
2.5 million provision against its loan to Philips HeartCare Telemedicine Services Europe B.V. ("the Joint Venture"). This provision represents the extent of the Company's share in the losses associated with the start up operations of the joint venture in 2001.


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SHL's balance sheet at year-end showed cash and short-term deposits of USD 60.2 million. Shareholders' equity amounted to USD 95.1 million, which leads to an equity ratio of 69.8%.

NATIONAL AND INTERNATIONAL EXPANSION

Yoram Alroy, SHL Chief Executive Officer and Chairman of the Board: "After the successful completion of our IPO on the SWX New Market in late 2000, the year 2001 was important for our international expansion. With Philips Medical Systems, SHL found a strong partner and was able to bring personal telemedicine to European markets. The partnership combines many years of experience with over 60,000 clients and a strong brand name as a basis for an excellent network within the medical community. Growth has been achieved on an international level and was also very strong in the local market. We are thrilled to see the export of our "peace of mind concept" internationally."

In September, the Joint Venture with Philips opened its first medical monitoring center in Zurich, Switzerland, and later, a second center was soon fully operating in Duesseldorf, Germany. The Joint Venture plans to open further medical monitoring centers in the coming years.

At year end SHL acquired the shares of Bikurofe Ltd., an Israeli medical call center service provider, for some USD 7.8 million. The transaction enables SHL to widen its offering and employ cross sales to a large customer base.

OUTLOOK - ENTERING THE U.S. MARKET IN 2002

In the course of SHL's international expansion, in February 2002, the company announced an agreement with Raytel Medical Corporation ("Raytel") to begin a tender offer to purchase all of the outstanding common stock of Raytel for USD
10.25 net per share in cash, in a total of $31 million. The offer is contingent on the acceptance of the offer by holders of a majority of Raytel's shares and is open until 21 March 2002, unless otherwise extended. SHL will not need to materially draw down from its existing liquid resources in order to finance the acquisition.

On 28 February 2002 Raytel reported the filing of a purported class action lawsuit opposing the proposed merger transaction between Raytel and SHL. Raytel, members of its board of directors and other individuals have been named as defendants. Neither SHL nor any individuals associated with SHL are named as defendants in the complaint. According to Raytel's announcement, the lawsuit generally alleges that the individual defendants breached their fiduciary duties of loyalty, good faith and independence in connection with the proposed


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merger transaction by engaging in self-dealing. The press release also noted
that Raytel believes that the complaint lacks merit and intends to vigorously defend the lawsuit. The filing of the lawsuit has not caused the Special Committee of its Board of Directors or the Board of Directors to change their respective recommendations in favor of the tender offer.

Raytel is a leading U.S. provider of remote cardiac monitoring and testing. Raytel has an established customer base of about 162,000 customers throughout the US. Over the years it has built up strong professional relationships with approximately 10,000 physicians and cardiologists. The acquisition of Raytel will enable SHL to extend its telemedicine capabilities in the cardiac diagnostic monitoring field and provide a platform for its entry into the US market utilizing Raytel's customer base, distribution channels and close relations with the US medical community.




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FINANCIAL DATA FOR THE FULL YEAR 2001
Thousands of USD



INCOME STATEMENT

                                     2000                 2001
                                     ----                 ----
Revenue                              19,537               30,615
Gross profit                         11,905               19,979
Gross margin                         60.9%                65.3%
EBITDA                               5,716                10,830
EBITDA margin                        29.3%                35.4%
EBIT                                 4,374                9,032
EBIT margin                          22.4%                29.5%
Net profit (loss)                    1,180                12,056
                                     -----                ------

BALANCE SHEET
                                     12/31/2000           12/31/2001
                                     ----------           ----------
Cash and short term deposits         63,403               60,187
Inventories and trade debtors        9,984                15,106
Deferred taxes                       143                  418
Long-term assets                     21,323               35,329
Fixed assets                         2,257                2,666
Other assets                         17,606               22,525
Total Assets                         114,716              136,231
                                     -------              -------

BALANCE SHEET
                                     12/31/2000           12/31/2001
                                     ----------           ----------
Credit from banks and others         3,066                20,087
Other short-term liabilities         3,869                7,319
Long-term liabilities                16,008               13,752
Shareholders' equity                 91,773               95,073
Total Liabilities and Shareholders'
Equity                               114,716              136,231
                                     -------              -------


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ABOUT SHL TELEMEDICINE
SHL TELEMEDICINE LTD. DEVELOPS AND MARKETS ADVANCED PERSONAL TELEMEDICINE SYSTEMS AS WELL AS MEDICAL CALL CENTER SERVICES TO SUBSCRIBERS. IT PROVIDES REMOTE MONITORING SERVICES IN CARDIOLOGY AND PULMONOLOGY FOR A VARIETY OF PATIENTS RANGING FROM INDIVIDUALS WITH A MEDICAL HISTORY OR CHRONICALLY ILL INDIVIDUALS TO OTHER CONSUMERS WHO WISH TO TAKE A MORE ACTIVE ROLE IN MANAGING THEIR HEALTH. INDIVIDUALS CAN TRANSMIT INDICATIONS OF CARDIAC OR PULMONARY FUNCTIONS (E.G. 12-LEAD EKG, BLOOD PRESSURE AND SPIROMETRY READINGS) VIA PHONE TO A MEDICAL CALL CENTER STAFFED WITH TRAINED MEDICAL PERSONNEL FOR MONITORING, ANALYSIS, AND INSTRUCTION. SHL IS QUOTED ON THE SWX NEW MARKET, SYMBOL SHLTN. ADDITIONAL INFORMATION ON SHL TELEMEDICINE IS AVAILABLE AT WWW.SHL-TELEMEDICINE.COM.
***

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Raytel. SHL TeleMedicine has filed a Tender Offer Statement with the U.S. Securities and Exchange Commission and Raytel has filed a Solicitation/Recommendation Statement with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement contain important information, which should be read carefully before any decision is made with respect to the offer. Raytel has filed a copy of the complaint with its Solicitation/Recommendation Statement. The Tender Offer Statement (including the offer to purchase, the related letter of transmittal and all other documents filed with the commission) and the Solicitation/Recommendation Statement have been mailed to Raytel stockholders and are also available for free at the commission's website at www.sec.gov.


FOR FURTHER INFORMATION PLEASE CONTACT:
Erez Alroy, Co-President, Phone: +972 3 561 2212, EREZ@SHL-TELEMEDICINE.COM Martin Meier-Pfister, IR Office @ Wirz, Phone: +41 1 457 56 30,
SHL-TELEMEDICINE@WIRZ.CH

NEXT PUBLICATIONS
16 May 2002               Results Q1
20 August 2002            Results Q2


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